Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

03 January 2022

Vedanta Limited

Production Release for Q3 FY2022 and Nine months ended 31st December 2021

Aluminium

	Q3			Q2		9 months
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Alumina- Lanjigarh	472	407	16%	511	(8)%	1,465	1,345	9%
Total Aluminium Production	579	497	16%	570	2%	1,697	1,438	18%
Jharsuguda-I	138	132	4%	138	—	413	396	4%
Jharsuguda-II	294	218	35%	285	3%	846	617	37%
BALCO-I	67	68	(1)%	67	1%	200	199	—
BALCO-II	80	79	1%	79	—	238	227	5%

Q3 FY2022 vs. Previous Quarters

The Lanjigarh refinery produced 472,000 tonnes of alumina in Q3 FY22, 16% higher as compared to Q3 FY2021 and 8% lower as compared to Q2 FY2022.

The cast metal aluminium production at our smelters stood at 579,000 tonnes in Q3 FY22, higher 16% in comparison to Q3 FY2021 and 2% as compared to Q2 FY2022.

Nine months ended FY2022 vs. Nine months ended FY2021

Record Aluminium production of 16,97,000 tonnes in nine months ended FY2022, 18% higher y-o-y, and Alumina production was 1,465,000 tonnes, 9% higher y-o-y.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Zinc India

	Q3			Q2		9 months
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Mined Metal Content	252	244	3%	248	1%	722	684	6%
Integrated saleable Metal	261	235	11%	209	25%	707	674	5%
Refined Zinc Integrated	214	182	17%	162	32%	565	520	9%
Refined Lead Integrated	47	52	(10)%	47	1%	142	153	(7)%
Silver Integrated (in tonnes)	173	183	(5)%	152	14%	485	503	(4)%
Silver Integrated (in mn oz)	5.5	5.9	(5)%	4.9	14%	15.6	16.2	(4)%

Q3 FY2022 vs. Previous Quarters

Ever highest quarterly Integrated metal production 261,000 tonnes, up 11% as compared to Q3 FY2021 & 25% compared to Q2 FY2022, mainly due to better plant and mined metal availability. Integrated zinc production was 214,000 tonnes, up 17% as compared to Q3 FY2021 and 32% as compared to Q2 FY2022. Integrated lead production was 47,000 tonnes for Q3 FY2022, down 10% as compared to Q3 FY2021 on account of changing mode of Pyro plant (CLZS) operations from Lead mode to Zinc-Lead mode.

Integrated saleable silver production was 173 MT, down 5% as compared to Q3 FY2021 in line with lower lead production & up 14% as compared to Q2 FY2022 due to depletion of WIP.

Mined metal production for Q3 FY2022 was 252,000 tonnes, up 3% as compared to Q3 FY2021 on account of higher ore production at Sindesar khurd & Zawar mines and higher feed grade at Rampura Agucha, supported by improvement in recovery, which has been partly offset by lower mining grades.

Nine months ended FY2022 vs. Nine months ended FY2021

Ever highest mined metal production 722,000 tonnes in nine months ended FY2022 up 6% y-o-y in line with higher ore production at Rampura Agucha, Sindesar khurd & Zawar mines and increased recovery, partly offset by lower overall mining grades. Nine months ended FY2022 metal production was 707,000 up 5% as compared to Nine months ended FY2021 in line with better plant and concentrate availability, while silver production was 4% lower y-o-y at 485 MT in line with lower Lead metal production & depletion of silver WIP.

Zinc - International

	Q3			Q2		9 months
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
ZINC INTERNATIONAL	52	59	(11)%	55	(4)%	168	147	14%
Zinc refined – Skorpion	—	—	—	—	—	—	1	(100)%
Mined Metal Content - BMM	11	16	(28)%	16	(30)%	42	43	(3)%
Mined Metal Content - Gamsberg	41	43	(5)%	39	6%	126	103	22%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Q3 FY2022 vs Previous Quarters

Total production for Q3 FY2022 was 52,000 tonnes, 11% lower compared to Q3 FY2021 and 4% compared to Q2 FY2022.

BMM produced 11,000 tonnes in Q3 FY2022, 28% lower than Q3 FY2021 due to lower throughput, recovery and lower grades and 30% lower as compared to Q2 FY2022 due to lower throughput and grades partly offset by higher zinc recoveries.

Gamsberg production was 41,000 tonnes in Q3 FY2022, 5% lower as compared to Q3 FY2021 due to lower Zn recovery and 6% higher as compared to Q2 FY2022 due to higher throughput and higher Zn recovery.

Skorpion remained under care and maintenance in Q3 FY2022 following multiple slope failures and geotechnical instabilities in FY2020.

Nine months ended FY2022 vs Nine months ended FY2021

Total production for nine months ended FY2022 was 168,000 tonnes, higher by 14% as compared to nine months ended FY2021 mainly due to higher tonnes treatment and COVID-19 restrictions which were in place in FY2021.

BMM produced 42,000 tonnes for nine months ended FY2022, 3% lower compared to nine months ended FY2021 impacted by lower grades and lower recoveries partly offset by higher throughput.

Gamsberg production was 126,000 tonnes for nine months ended FY2022, 22% higher as compared to nine months ended FY2021 mainly on account of higher throughput and improved Zn recovery.

Skorpion production for nine months ended FY2022 was nil as compared to 700 tonnes in nine months ended FY2021.

Oil & Gas

	Q3			Q2		9 months
Particulars	FY 2022	FY 2021	% change	FY 2022	% change	FY 2022	FY 2021	% change
Average Daily Gross Operated Production (boepd)	159,230	159,621	0%	165,327	(4)%	163,146	161,157	1%
Rajasthan	136,795	132,174	3%	141,766	(4)%	139,452	130,813	7%
Ravva	14,457	16,770	(14)%	14,282	1%	14,466	20,132	(28)%
Cambay	7,906	10,677	(26)%	9,279	(15)%	9,204	10,212	(10)%
Average Daily Working Interest Production (boepd)	102,795	100,998	2%	106,707	(4)%	105,119	100,588	5%
Rajasthan	95,756	92,522	3%	99,236	(4)%	97,616	91,569	7%
Ravva	3,253	3,773	(14)%	3,213	1%	3,255	4,530	(28)%
Cambay	3,162	4,271	(26)%	3,712	(15)%	3,681	4,085	(10)%
KG-ONN 2003/1	550	432	27%	546	1%	542	405	34%
Total Oil and Gas (million boe)
Oil and Gas - Gross	14.6	14.7	0%	15.2	(4)%	44.9	44.3	1%
Oil and Gas - Working Interest	9.5	9.3	2%	9.8	(4)%	28.9	27.7	5%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Q3 FY2022 vs. Previous Quarters

Average gross operated production during Q3 FY2022 across our assets was 159,230 barrels of oil equivalent per day (boepd), flat compared to Q3 FY2021 and down by 4%, compared to Q2 FY2022.

Gross production from the Rajasthan block averaged 136,795 boepd for the quarter, 3% up as compared to Q3 FY2021 and down 4% as compared to Q2 FY2022. The natural decline in the MBA fields has been partially offset by the continued gains realized from polymer injection in Bhagyam & Aishwariya fields and new infill wells brought online in Mangala field. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 120,459 boepd, 16,163 boepd and 173 boepd respectively.

Gas production from Raageshwari Deep Gas (RDG) averaged 159.2 million standard cubic feet per day (mmscfd) (equiv. 26.5 kboepd) in Q3 FY2022, with gas sales post captive consumption at 131.4 mmscfd (equiv. 21.9 kboepd).

The Ravva block produced at an average rate of 14,457 boepd for Q3 FY2022, down 14% as compared to Q3 FY2021 and up 1% as compared to Q2 FY2022. Previous year production included gains from infill drilling campaign.

The Cambay block produced at an average rate of 7,906 boepd for the Q3 FY2022, down 26% as compared to Q3 FY2021 and down 15% as compared to Q2 FY2022. The reduction is primarily due to natural field decline.

Nine months ended FY2022 vs. Nine months ended FY2021

Average gross operated production across our assets was at 163,146 boepd in nine months ended FY2022, 1% up as compared to nine months ended FY2021. Production from Rajasthan block was at 139,452 boepd, 7% up as compared to the same period in FY2021. The natural field decline has been offset by ramp-up of gas production, infill wells in Mangala field and impact of polymer injection in Bhagyam and Aishwariya fields. Production from the offshore assets, was at a combined 23,670 boepd, down 22% as compared to the same period in FY2021, owing to natural field decline.

Iron Ore

Particulars (In dmt, or as stated)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Sales
Goa	0.1	0.58	(90)%	0.1	(42)%	0.53	1.3	(60)%
Karnataka	1.5	1.20	24%	1.2	24%	4.0	3.0	34%
Production of Saleable Ore
Goa	—	—	—	—	—	—	—	—
Karnataka	1.2	1.4	(14)%	1.3	(4)%	4.0	3.9	4%
Production (‘000 tonnes)
Pig Iron	202	145	39%	208	(3)%	612	440	39%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Q3 FY2022 vs. Previous Quarters

There was no production at Goa due to the continuation of suspension of mining pursuant to the Hon’ble Supreme Court judgment dated 7th February 2018 directing mining operations of all companies in Goa to stop with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production volume in Q3 FY2022 was 1.2 million tonnes, lower by 14% as compared to Q3 FY2021 and 4% as compared to Q2 FY2022 due to impact on operations because of heavy rainfall in Q3 FY2022.

Pig iron production was at 2,02,000 tonnes in Q3 FY2022, higher by 39% as compared to Q3 FY2021 due to shut down in Q3 FY2021 for carrying out relining activities at one of the furnaces and 3% lower as compared to Q2 FY2022.

Nine months ended FY2022 vs. Nine months ended FY2021

At Karnataka, production was higher by 4%. FY2021 had an impact of nationwide COVID-19 lockdown.

Pig Iron production was higher by 39% due to better efficiency of furnace operations post relining.

Steel

Particulars (In ‘000 tonnes, or as stated)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Finished Production	350	340	3%	293	20%	932	868	7%
Pig Iron	48	31	56%	38	27%	138	141	(2)%
Billet	21	18	17%	59	(64)%	105	153	(32)%
TMT Bar	114	124	(8)%	66	72%	268	220	22%
Wire Rod	120	124	(3)%	90	33%	302	264	15%
Ductile Iron Pipes	48	43	11%	40	19%	119	90	32%

Q3 FY2022 vs. Previous Quarters

Total saleable production for Q3 FY2022 was 350 KT, higher by 3% as compared to Q3 FY2021 and 20% as compared to Q2 FY2022 owing to capital shutdown at Blast Furnace in Aug’21.

Nine months ended FY2022 vs. Nine months ended FY2021

Total Saleable production for nine months ended FY2022 was 932 KT, 7% higher as compared to nine months ended FY2021 mainly due to COVID-19 restrictions which were in place in FY2021

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

FACOR

Particulars (In ‘000 tonnes, or as stated)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Ore Production	60	43	37%	24	151%	206	92	125%
Ferro Chrome Production	20	18	13%	19	4%	58	50	15%

Note: The Company has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. The numbers presented for previous periods are for comparison only.

Q3 FY2022 vs. Previous Quarters

Ore production volume in Q3 FY2022 is 37% higher as compared to Q3 FY2021 due to continuous operations of both mines. It is 151% higher as compared to Q2 FY2022 due to monsoon in Q2 FY2022.

The Company has achieved highest ever Ferro Chrome production of 20,000 tonnes up 13% as compared to 18,000 tonnes in Q3 FY2021 and 4% as compared to Q2 FY2022 in line of improved Charge Chrome plant productivity.

Nine months ended FY2022 vs. Nine months ended FY2021

Ore production volume in nine months of FY2022, 125% higher as compared to nine months of FY2021 due to continuous operations and enhanced productivity from both mines.

The Company has achieved Ferro Chrome production of 58,000 tonnes in nine months of FY2022, 15% higher as compared to 50,000 tonnes in nine months of FY2021, impacted by operational efficiency and improved productivity of Charge chrome plant.

Copper — India

Particulars (In ‘000 tonnes, or as stated)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Copper Cathodes	33	25	33%	30	11%	91	66	38%

Q3 FY2022 vs. Previous Quarters

Our Silvassa refinery and wire rod plant continues to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery for Q3 FY2022 was up by 33% as compared to Q3 FY2021 amid easing of the nationwide COVID-19 restrictions which were prevailing in the comparable quarter (s). The production for Q3 FY2022 was up by 11% as compared to Q2 FY2022 mainly due to resumption of domestic copper demand in the market post ease of COVID-19 restrictions.

Smelting operations at Tuticorin have been halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB) through an order dated 9th April 2018 rejected the Consent to Operate (CTO) of the Tuticorin Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, The Government of Tamil Nadu has issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. The matter is currently under sub judice before the Supreme Court.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Nine months ended FY2022 vs. Nine months ended FY2021

The production was up by 38% y-o-y largely due to resumption of domestic copper demand after ease of COVID-19 restrictions.

Power

Particulars (In million units)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Total Power Sales	3,450	2,055	68%	2,905	19%	8,213	7,899	15%
Jharsuguda 600 MW	755	773	(2)%	760	(1)%	2,060	2,266	(9)%
TSPL	2,357	820	187%	1,791	32%	5,776	4,130	40%
BALCO 300 MW	279	395	(29)%	199	40%	887	1,217	(27)%
HZL Wind Power	59	67	(12)%	155	(62)%	348	286	22%
TSPL Availability	92%	60%	—	60%	—	70%	79%	—

Q3 FY2022 vs. Previous Quarters

During Q3 FY2022, power sales were 3,450 million units higher by 68% as compared to Q3 FY2021 and 19% higher as compared to Q2 FY2022.

The 600 MW Jharsuguda IPP operated at plant load factor (PLF) of 62% in Q3 FY2022 (PLF of 63% in Q3 FY2021 and 64% in Q2 FY22).

Power sales at TSPL were 2,357 million units with 92% plant availability factor in Q3 FY2022. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 300 MW BALCO IPP operated at a PLF of 73% in Q3 FY2022 (PLF of 65% in Q3 FY21 and 50% in Q2 FY22).

Wind power generation is largely dependent on wind velocity and hence the variations.

Nine months ended FY2022 vs. Nine months ended FY2021

Power sales at TSPL were 5,776 million units in nine months ended FY2022, 40% higher as compared to nine months ended of FY2021. Availability was on lower side at 70% for nine months ended FY2022 as compared to 79% for nine months ended FY2021. This was primarily due to couple of technical issues encountered in units in FY2022. However, the opportunity has been used for complete overhauling of unit-1 and unit-3 which ensures robust availability in H2.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Production Summary (Unaudited)

Particulars (In ‘000 tonnes, or as stated)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
ALUMINIUM
Alumina- Lanjigarh	472	407	16%	511	(8)%	1,465	1,345	9%
Total Aluminium Production	579	497	16%	570	2%	1,697	1,438	18%
Jharsuguda-I	138	132	4%	138	—	413	396	4%
Jharsuguda-II	294	218	35%	285	3%	846	617	37%
BALCO-I	67	68	(1)%	67	1%	200	199	—
BALCO-II	80	79	1%	79	—	238	227	5%
ZINC INDIA
Mined Metal Content	252	244	3%	248	1%	722	684	6%
Integrated saleable Metal	261	235	11%	209	25%	707	674	5%
Refined Zinc Integrated	214	182	17%	162	32%	565	520	9%
Refined Lead Integrated	47	52	(10)%	47	1%	142	153	(7)%
Silver Integrated (in tonnes)	173	183	(5)%	152	14%	485	503	(4)%
Silver Integrated (in mn oz)	5.5	5.9	5%	4.9	14%	15.6	16.2	(4)%
ZINC INTERNATIONAL	52	59	(11)%	55	(4)%	168	147	14%
Zinc refined -Skorpion	—	—	—	—	—	—	1	(100)%
Mined Metal Content -BMM	11	16	(28)%	16	(30)%	42	43	(3)%
Mined Metal Content -Gamsberg	41	43	(5)%	39	6%	126	103	22%
OIL & GAS
Average Daily Gross Operated Production (boepd)	159,230	159,621	0%	165,327	(4)%	163,146	161,157	1%
Rajasthan	136,795	132,174	3%	141,766	(4)%	139,452	130,813	7%
Ravva	14,457	16,770	(14%	14,282	1%	14,466	20,132	(28)%
Cambay	7,906	10,677	(26)%	9,279	(15)%	9,204	10,212	(10)%
Average Daily Working Interest Production (boepd)	102,795	100,998	2%	106,707	(4)%	105,119	100,588	5%
Rajasthan	95,756	92,522	3%	99,236	(4)%	97,616	91,569	7%
Ravva	3,253	3,773	(14)%	3,213	1%	3,255	4,530	(28)%
Cambay	3,162	4,271	(26)%	3,712	(15)%	3,681	4,085	(10)%
KG-ONN	550	432	27%	546	1%	542	405	34%
Total Oil & Gas (million boe)
Oil & Gas - Gross	14.6	14.7	0%	15.2	(4)%	44.9	44.3	1%
Oil & Gas - Working Interest	9.5	9.3	2%	9.8	(4)%	28.9	27.7	5%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

Particulars (In ‘000 tonnes, or as stated)	Q3			Q2		9 months
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
IRON ORE (In million dmt)
Sales
Goa	0.1	0.58	(90)%	0.1	(42)%	0.53	1.3	(60)%
Karnataka	1.5	1.2	24%	1.2	24%	4	3	34%
Production of Saleable Ore
Goa	—	—	—	—	—	—	—	—
Karnataka	1.2	1.4	(14)%	1.3	(4)%	4	3.9	4%
Production (‘000 tonnes)
Pig Iron	202	145	39%	208	(3)%	612	440	39%
Steel- Finished Production	350	340	4%	293	20%	932	868	7%
Pig Iron	48	31	56%	38	27%	138	141	(2)%
Billet	21	18	17%	59	(64)%	105	153	(32)%
TMT Bar	114	124	(8)%	66	72%	268	220	22%
Wire Rod	120	124	(3)%	90	33%	302	264	15%
Ductile Iron Pipes	48	43	11%	40	19%	119	90	32%
FACOR
Ore Production	60	43	37%	24	151%	206	92	125%
Ferro Chrome Production	20	18	13%	19	4%	58	50	15%
COPPER - INDIA
Copper Cathodes	33	25	33%	30	11%	91	66	38%
POWER (In million units)
Total Power Sales	3,450	2,055	68%	2,905	19%	9,071	7,899	15%
Jharsuguda 600 MW	755	773	(2)%	760	(1)%	2,060	2,266	(9)%
TSPL	2,357	820	187%	1,791	32%	5,776	4,130	40%
HZL Wind Power	59	67	(12)%	155	(62)%	348	286	22%
Balco 300 MW	279	395	(29)%	199	40%	887	1,217	(27)%
TSPL Availability	92%	60%	—	60%	—	70%	79%	—

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 10

Vedanta Transforming Elements Production Release for Q3 FY2022 and nine months ended 31st December 2021

For further information, please contact:

Investor Relations Varun Kapoor Director – Investor Relations Raksha Jain Deputy Head (Equity) – Investor Relations	vedantaltd.ir@vedanta.co.in

Communications Ms. Ritu Jhingon Director Communications, PR & Branding	ritu.jhingon@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations	abhinaba.das@vedanta.co.in

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework dedicating itself to the highest ESG standards to emerge as leaders in this space. It is among the 24 Indian companies who are signatories to the “Declaration of the Private Sector on Climate Change” and is committed to decarbonizing its operations by 2050. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com.

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 10 of 10